October 20, 2009	Roger W. Bivans Tel: +1 214 978 3095 roger.w.bivans@bakernet.com

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549-7010

Attention: Tracey L. McNeil

Re:	Far East Energy Corporation Registration Statement on Form S-3 Filed September 21, 2009
File No. 333-162019

Dear Ms. McNeil:

This firm acts as special securities counsel to Far East Energy Corporation (the “Company”) in connection with the above-referenced registration statement (the “Registration Statement”). On behalf of the Company, we submit this letter setting forth the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) dated October 16, 2009. For ease of reference, each comment has been repeated below in italics, with our responses set forth below each comment. The numbering below corresponds to that used in the Staff’s comment letter.

Critical Accounting Policies and Estimates, page 12

1.	Please confirm to us whether the securities that may underly the preferred stock, depositary shares, warrants, stock purchase contacts, and units are also covered by this registration statement. We note your reference to “other securities of our company” on the Prospectus Cover Page.

Response:

In response to the Staff’s comment, the Company confirms that the securities that may underly the preferred stock, depositary shares, warrants, stock purchase contracts, units and any convertible debt securities are covered by the Registration Statement. Please see the revision on the cover page thereto.

Securities and Exchange Commission

October 20, 2009

Page - 2

Plan of Distribution, page 20

2.	We note your disclosure regarding the use of the prospectus or prospectus supplement by third parties. Include in your amended filing disclosure that the third party in such transactions will be an underwriter and will be identified as such in the applicable prospectus supplement or in a post-effective amendment.

Response:

In response to the Staff’s comment, the Company has amended the Registration Statement to disclose that a third party in the transactions discussed in the “Plan of Distribution” will be an underwriter and that the Company will disclose any such underwriters in a prospectus supplement or post-effective amendment to the Registration Statement.

Exhibit 5.1 and 5.2

General

3.	Each time that you do a takedown of any of these securities, you must file an unqualified opinion of counsel as an exhibit for any securities you are taking down. Please confirm that you will file at the time of each takedown an unqualified opinion that contains no inappropriate assumptions. For example:

•	Counsel assumes that “the Company has complied and will comply with all aspects of all laws….”

•	In Exhibit 5.1, Counsel assumes that “the Company is and will remain duly organized, validly existing and in good standing under Nevada law”.

•

In Exhibit 5.1, Counsel states that “the execution and delivery by the company of each of the Indentures… and the performance by the Company of its obligations thereunder will not violate or conflict with any laws of the State of Nevada….”

These assumptions are inappropriate insofar as these matters underlie the opinions it must render and are ascertainable.

Response:

In response to the Staff’s comment, the Company confirms that, at the time of any takedown from the Registration Statement, the Company will file with the Commission an unqualified opinion with respect to that takedown that contains no inappropriate assumptions, including the assumptions set forth above.

Securities and Exchange Commission

October 20, 2009

Page - 3

4.	Please obtain and file a new opinion of counsel to address the following comments.

Response:

In response to the Staff’s comment, the Company has obtained and filed with the Commission a pre-effective amendment to the Registration Statement which includes as Exhibits 5.1 and 5.2 new opinions of counsel that address the comments set forth below.

5.	The following references appear inappropriate or require additional clarification, as they are not contemplated in the registration statement:

•	“other securities of the Company”;

•	“debt obligations of third parties” are not specified in the registration statement; and,

•	“Indeterminate Securities” are not specified in the registration statement

Response:

In response to the Staff’s comment, the Company has obtained and filed with the Commission a pre-effective amendment to the Registration Statement which includes as Exhibits 5.1 and 5.2 new opinions of counsel that address the comments set forth above.

Closing Information

In accordance with the Staff’s request, included as Attachment A to this letter, is a written statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 20, 2009

Page - 4

Should you have any additional questions or comments, please do not hesitate to contact Roger W. Bivans of Baker & McKenzie LLP at (214) 978-3085 or Michael R. McElwrath of the Company at (832) 598-0470.

Very truly yours,

Baker & McKenzie LLP

/s/ Roger W. Bivans
Roger W. Bivans

Securities and Exchange Commission

October 20, 2009

Page - 5

Attachment A

Far East Energy Corporation, a Nevada corporation (the “Company”), hereby acknowledges, through the undersigned authorized officer, that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company, through the undersigned, has signed this acknowledgment on this 20th day of October, 2009.

FAR EAST ENERGY CORPORATION

By:	/s/ Michael R. McElwrath
Name:	Michael R. McElwrath
Title:	Chief Executive Officer and President